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                                SUPPLEMENT NO. 3
                              DATED JANUARY 9, 2001
                       TO THE PROSPECTUS DATED MAY 1, 2000
                        FOR THE TIAA REAL ESTATE ACCOUNT

THE FOLLOWING DESCRIBES RECENT PROPERTY TRANSACTIONS BY THE TIAA REAL ESTATE ACCOUNT (THE "ACCOUNT"). IT SUPPLEMENTS THE INFORMATION IN THE "DESCRIPTION OF PROPERTIES" SECTION OF THE PROSPECTUS. NONE OF THE PROPERTIES DESCRIBED BELOW ARE SUBJECT TO A MORTGAGE. FURTHER, EXCEPT AS OTHERWISE NOTED, MOST OF THE EXPENSES FOR OPERATING THE PROPERTIES ARE EITHER BORNE OR REIMBURSED BY THE PROPERTY TENANTS, ALTHOUGH THE TERMS VARY UNDER EACH LEASE.

                                    PURCHASES

OFFICE PROPERTIES

MAITLAND PROMENADE ONE - MAITLAND, FL

On December 14, 2000, the Account purchased a five-story, Class A office building in Maitland, Florida for approximately $36.5 million. Maitland Promenade One, built in 1999, contains approximately 227,814 rentable square feet and is 95% leased. The two largest tenants are: Discover Brokerage Direct, Inc. (46,792 square feet) and Allstate Insurance Company (31,395 square feet). Rental rates average $23.11 per square foot, which compare favorably to the current market rates for comparable properties. The property is in the Maitland Center office submarket of Orlando, which is comprised of approximately 5 million square feet with a vacancy rate of 8.3%.

SAWGRASS PORTFOLIO - INTERNATIONAL PLACE I - SUNRISE, FL

On November 30, 2000, the Account purchased a four-story, Class A office building in Sunrise, Florida for approximately $15.6 million. International Place I, completed in late 2000, is in the Sawgrass International Corporate Park, a master planned business park outside of Fort Lauderdale, Florida. The Account previously purchased three office buildings in Sawgrass International Corporate Park, and its total holdings now consist of approximately 344,047 rentable square feet, which are 100% leased. The property contains approximately 93,730 rentable square feet and is currently 100% leased by seven tenants. The two largest tenants are Marsh & McLennan (32,278 square feet) and REGUS (24,469 square feet). Rental rates at the property average $15.29 per square foot, which compares favorably to current average market rents in comparable properties. The property is in the Broward County office market which contains 21.6 million square feet with a vacancy rate of 9.1%.

INDUSTRIAL PROPERTIES

PARKWEST CENTER I AND II - COPPELL, TX

On December 20, 2000, the Account purchased two industrial buildings in the Parkwest Center Business Park in Coppell, Texas for approximately $28.3 million. Parkwest Center I and II, developed in 1997, contain approximately 735,150 rentable square feet and are currently 92% leased by eight tenants. The two largest tenants are: Briggs Weaver, Inc. (142,797 square feet) and Square D Company (147,174 square feet). Rental rates at the property average $3.81 per square foot, which compares favorably to the market rental rates at comparable properties. The property is in the Dallas/Fort Worth Airport industrial submarket which is comprised of 17 million square feet with a vacancy rate of 11.2%.


PARK WEST INTERNATIONAL - BUILDINGS E AND J - HEBRON, KY

On December 19, 2000, the Account purchased two industrial buildings in Hebron, Kentucky for approximately $28,400,000. Buildings E and J, built in 2000, contain approximately 207,222 and 525,000 rentable square feet, respectively. They are in the Park West International industrial park in which the Account owns two other buildings. Buildings E and J are 100% leased to three tenants:
StoreImage Programs, Inc. (40,822 square feet), UPS Worldwide Logistics, Inc. (166,400 square feet) and Gap, Inc. (525,000 square feet). The average rental rate for the property is $3.47 per square foot, which is slightly below the current market rate for comparable properties in the market. The property is in the Airport Industrial market which is comprised of 12.1 million square feet with a vacancy rate of 9.4%.

WINEVILLE CENTER POINTE BUILDING I AND II - MIRA LOMA, CA

On December 7, 2000, the Account purchased two industrial buildings in Mira Loma, California for approximately $44.7 million. Building I and II, built in 1999, are in Wineville Center Pointe and contain approximately 650,451 and 448,661 rentable square feet, respectively. The buildings are 100% leased to Wal-Mart Stores East, Inc. Rental rates for the property, which average $3.41 per square foot, compare favorably to the current market rates. The properties are in the Inland Empire West Industrial submarket which contains 124 million rentable square feet with a vacancy rate of 9.7%.

ABS BUILDING AND CDC BUILDING - RANCHO CUCAMONGA, CA

(PROPERTIES UNDER DEVELOPMENT)

On November 17, 2000, the Account entered into a joint venture with Cabot Industrial Trust to develop and own two industrial buildings in Rancho Cucamonga, California. This is the first property the Account is developing since its inception. The Account owns 80% of the joint venture and will be responsible for funding up to $17,558,000 for its share of total estimated development costs.


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The ABS and CDC Buildings are scheduled to be completed in the first quarter of
2001. The buildings will contain approximately 240,249 and 401,226 rentable square feet, respectively. The ABS Building is currently 100% pre-leased to American Building Supply and the CDC Building is in lease negotiations with a single tenant. We expect that rental rates at the properties will average $3.45 per square foot, which is slightly below the current market rates for comparable properties in the market. The properties are in the Inland Empire West Industrial submarket which contains 124 million rentable square feet with a vacancy rate of 9.6%.

Initially, the properties will be valued at the Account's cost, and the value will be adjusted as additional development costs are incurred. Once the properties receive certificates of occupancy, or within one year from the purchase date, whichever is earlier, the properties will be appraised by an independent appraiser. We may also have the properties independently appraised earlier if circumstances warrant.

ATLANTA INDUSTRIAL PORTFOLIO - LAWRENCEVILLE, GA

On November 15, 2000, the Account purchased three industrial buildings in Lawrenceville, Georgia for approximately $20,450,000. The Atlanta Industrial Portfolio, built over a period from 1996 to 1997, contains a total of 650,251 rentable square feet and is currently 86% leased to six tenants. The two largest tenants are: Standard Corporation (256,172 square feet) and Anicon, Inc. (93,088 square feet). Rental rates at the property average $2.70 per square foot which is below market rental rates of comparable properties. The property is in the Northeast/I-85 industrial submarket of Atlanta which is comprised of
181.7 million square feet with a vacancy rate of 8.1%.

ROCK RUN BUSINESS PARK - MACK TRUCK BUILDING - JOLIET, ILLINOIS

On November 3, 2000, the Account purchased an industrial building in Joliet, Illinois for approximately $10,150,000. The Mack Truck Building, completed in 2000, is in the Rock Run Business Park, an industrial park in which the Account owns one other building. The property contains approximately 248,014 rentable square feet and is 100% leased to Mack Truck, Inc. The current rental rate at the property is $3.33 per square foot, which is slightly below market rental rates of comparable properties in the submarket. The property is in the Will County industrial submarket (approximately 40 miles southwest of Chicago) which is comprised of 44.5 million square feet with a vacancy rate of 10.6%.

LANDMARK AT SALT LAKE CITY BUILDING #4 - SALT LAKE CITY, UTAH

On November 3, 2000, the Account purchased an industrial building in the Landmark at Salt Lake City Business Park in Salt Lake City, Utah for approximately $14,400,000. Landmark at Salt Lake City Building #4, completed in 2000, contains 328,508 rental square feet and is 100% leased to two tenants:
Gateway Companies, Inc. (240,004 square feet) and Martin Brower Company (88,504 square feet). Rental rates at the property average $3.98 per square foot, which is slightly below market rental rates of comparable properties. The property is in the Salt Lake City industrial market, which consists of 101 million square feet with a vacancy rate of 4.6%.

RESIDENTIAL PROPERTIES

ASHFORD MEADOWS APARTMENTS - HERNDON, VA

On September 28, 2000, the Account purchased a luxury multi-family garden apartment complex in Herndon, Virginia for approximately $64,200,000. Ashford Meadows Apartments, built in 1998, contains 440 one, two and three bedroom units in 10 four-story buildings, and its amenities include a clubhouse, outdoor swimming pool, business center and exercise facilities. There are a total of 818 parking spaces -- 100 garage spaces and 718 open parking spaces. The property is currently 97% leased at an average monthly rental rate of $1,263. The Account is responsible for the expenses of operating the property. The Ashford Meadows Apartments are in the Reston/Herndon apartment market of Northern Virginia, which has a current vacancy rate of less than 2%.

                                      SALES

OFFICE PROPERTIES

TWO NEWTON PLACE - NEWTON, MA

On December 13, 2000, the Account sold a four-story, Class A office building in Newton, Massachusetts for approximately $25.9 million. The Account purchased the property in 1997 through Light Street Partners, L.P., a partnership in which it currently holds a 100% interest.

RESIDENTIAL PROPERTIES

THE CREST AT SHADOW MOUNTAIN- EL PASO, TEXAS

On December 22, 2000, the Account sold this 232 unit, multi-family garden apartment complex in El Paso, Texas for approximately $9.6 million. The Account purchased the property in 1997.